

June 3, 2009

Mail Stop 4631

Richard J. Dugas, Jr.
President and Chief Executive Officer
Pulte Homes, Inc.
100 Bloomfield Hill Parkway, Suite 300
Bloomfield Hills, MI 48304

> **RE: Pulte Homes, Inc.**
> **Registration Statement on Form S-4**
> **Filed on May 5, 2009**
> **File No.: 333-158974**
>
> **Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed on February 26, 2009**
> **Definitive Proxy Statement on Schedule 14A Filed on April 7, 2009**
> **File No.: 001-09804**
>
> **Centex Corporation**
> **Annual Report on Form 10-K for the Fiscal Year Ended March 31, 2009**
> **Definitive Proxy Statement on Schedule 14A Filed on June 6, 2008**
> **File No.: 001-06776**

Dear Mr. Dugas:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-4

General

1. Please provide us with copies of all materials prepared by Pulte's and Centex's financial advisors and shared with the respective board of directors and their representatives. This includes copies of the board books and all transcripts, summaries and video presentation materials.

2. Please provide us with all financial information including the financial forecasts and projections discussed on pages 95-97 of the filing.

3. Please provide updated historical financial statements, pro forma financial statements and related disclosures, including those incorporated by reference, in accordance with Rule 3-12 of Regulation S-X.

4. Please revise to fill in all blank spaces, except for information which may be omitted in reliance upon an available rule. You may wish to use brackets to indicate information that is subject to change prior to effectiveness.

5. Please file all exhibits with your next amendment or otherwise supply us with drafts of the legal and tax opinions.

6. The "form of" agreements filed as Exhibits 99.1 and 99.2 do not contain a schedule or exhibit that provides the information in the executed agreements concerning the parties to the agreement, the number of shares governed by the agreement and the like. Please refer to Instruction 2 to Item 601 of Regulation S-K and revise to provide a schedule that sets out the material details in which the documents differ or file copies of the executed documents without omitting terms.

7. Please provide a prominent discussion of the reasons and rationale behind the business combination.

Questions and Answers About the Special Meetings of Pulte Shareholders and Centex
Stockholders, page iv

Q: What are Pulte Shareholders voting to approve and why is this approval necessary?,
page iv

8. Please indicate in the answer the maximum number of shares the issuance of
    which is subject to Pulte shareholders' vote and approval.

9. To the extent that the proposals regarding charter amendment and the share
    issuance are contingent on one another, so disclose. We note your disclosure
    on page 80 that if the proposal to amend the charter is not approved, the
    merger will not be completed even if the proposal to approve the issuance of
    shares in the merger is approved by the Pulte shareholders.

Summary, page 1

Centex Equity Awards, page 2

Performance Units, page 2

10. Please clarify here that any cash payments related to performance units will be
    made by Centex as discussed in the "Centex change in control payments" on
    page 88, and that these payments do not constitute merger consideration.
    Please clarify that the only portion of the merger consideration payable in cash
    by Pulte will be the cash payable in exchange for fractional shares.

Interests of Centex's Directors and Executive Officers in the Merger, page 4

11. Please quantify on an aggregate basis the benefits that the Centex's directors
    and executive officers will receive as a result of their interests in the merger.

Conditions to Completion of the Merger, page 5

12. Please briefly describe the facts under which Pulte or Centex may waive the
    conditions to the merger and discuss the circumstances under which the
    parties would resolicit shareholders' votes.

Termination of the Merger Agreement, page 6

13. Since the detailed discussion on this subject matter is contained on page 75,
    please revise your disclosure here to provide a condensed description of the
    circumstances giving rise to each party's termination rights.

Material United States Federal Income Tax Consequences, page 7

14. We note that you intend to obtain and file a tax opinion regarding the material U.S. federal income tax consequences resulting from the transaction. Because it appears that you intend the tax discussion section to set forth counsel's opinion and the tax opinion to be filed as an exhibit to be a short-form tax opinion, please:

   o revise the discussion under "Material U.S. Federal Income Tax Consequences of the Transactions" to clearly state that the discussion and each of the conclusions are the opinion of counsel;

   o ensure that counsel presents its full opinion under "Material U.S. Federal Income Tax Consequences of the Merger" and clearly identify the matters upon which what counsel is opining; and

   o ensure that counsel expresses its views regarding the tax consequences of the transaction to investors and in doing so that it avoids the use of phrases such as "intended to be a reorganization" and "[a]ssuming the merger so qualifies . . . ."

Comparison of Stockholder Rights and Corporate Governance Matters, page 8

15. Concisely summarize the material differences between the rights of stockholders holding stock in a Michigan corporation in comparison to holders of stock of a Nevada corporation.

Summary Selected Historical Financial Data for Pulte, page 9 and Summary Selected Historical Financial Data for Centex, page 11

16. Please provide footnotes to Pulte's and Centex's disclosures of dividends per share to clarify that they have discontinued quarterly dividends.

Unaudited Pro Forma Combined Per Share Information, page 14

17. We note that Pulte and Centex have discontinued quarterly dividends. Please clarify the anticipated dividend policy of the combined entity.

Risk Factors, page 17

The merger will result in substantial goodwill for the combined company…", page 21

18. The caption of this risk factor indicates that the risk factor disclosure will also discuss risks related to impairment of intangible assets; however, your discussion appears limited to only goodwill impairment. We note that both

Pulte and Centex continue to suffer impairment charges as noted in each company's most recent periodic reports. In light of the homebuilding market's ongoing volatility, and each company's occurring significant land impairment charges, please revise this risk factor disclosure to convey to the investors a factual understanding of the likelihood of these impairment charges occurring following the merger, and the related risks imposed upon the combined entity and its shareholders.

Pulte and Centex will occur significant transaction and merger-related integration costs…, page 22

19. We note your disclosure that you are unable to provide an estimate of the integration costs at this stage. On pages 88 and 92, however, you discuss the anticipated transaction costs for each party. Also, one of the financial considerations that the Pulte board considered was the "cost structure and capitalization structure of the combined company." Refer to the last paragraph on page 40. Please revise to quantify these costs to the extent possible.

The Pulte Special Meeting, page 25

Proxy Solicitation, page 28

20. Please confirm that you have disclosed all material arrangements with D.F. King & Co., Inc. as required by Item 4a-3(i) of Schedule 14A. In addition, you indicate that Pulte employees may solicit proxies personally or by telephone, Internet, telegram, facsimile or special delivery letter. Specify the means by which these persons may solicit electronically. Also note that all written soliciting materials, including any scripts used in soliciting proxies over the telephone, e-mail correspondence, and information posted on the Internet, must be filed under the cover of Schedule 14A. See Exchange Act Rule 14a-6(b) and (c). Please confirm your understanding of these requirements. To the extent applicable, please address this comment as it relates to Centex and Innisfree M&A Incorporated.

The Merger, page 33

Background of the Merger, page 33

21. Your disclosure throughout this section does not (i) describe in sufficient detail who initiated contact among the parties, (ii) identify all of the parties present at a meeting or conference call (for example, starting in the third full paragraph on page 34 you state that "a member of the Pulte Board" participated in the initial discussion with Centex representatives), or (iii) fully

explain the issues discussed and the positions taken by the involved parties at each meeting. In addition, while you state that Centex engaged Goldman Sachs as its financial advisor in the fall of 2008, there is very little disclosure about the role played by Goldman until March 10, 2009 when Centex engaged Goldman and its financial advisor in connection with the transaction.

- o Please revise to, among other things, identify the party who initiated the first discussion between the two companies. In light of your disclosure that Pulte and Centex held similar discussions in 2000 and 2004 for a potential business combination, it is important to understand the historical factors that may have contributed to the subject transaction.

- o With respect to both Citi and Goldman Sachs, clearly characterize each financial advisor's role and discuss each of the reports, analyses and other materials that may have been the subject of presentations to each respective board. For example, it is unclear who proposed the three homebuilding industry participants as "the preferred combination partners" during the January 10, 2009 Centex meeting.

22. Please elaborate on the reasons why the Centex board decided not to pursue a transaction with Pulte in 2005.

23. Please disclose the reasons why Pulte's board decided to explore a business combination transaction with Centex by analyzing in detail the factors discussed by the Pulte board in the February 9, 2009 meeting. Also, please discuss whether the Pulte board considered other possible strategic alternatives with third parties and the reasons for not pursuing those options. Please make sure to address the rationale and structure for the merger and whether other alternative structures were considered.

24. We note your disclosure in the last paragraph on page 36. Please disclose how the Centex board came to the consensus that a transaction with Company B offered a lesser value to the Centex stockholders. Also please discuss Centex board's views on recapitalization as a strategic alternative and why it was not ultimately pursued.

25. Please enhance the discussion regarding the negotiation of the material terms of the merger agreement and the consulting agreement with Mr. Heller. Please explain how the parties arrived at the exchange ratio, the termination fees, and other material terms of the transaction and the consulting arrangement.

Recommendation of the Pulte Board of Directors and Its Reasons for the Merger, page 39

26. Revise any references to the advisor's opinions appearing in the section relating to the board's reasons for the merger to address the contingent payments and consider adding a risk factor to address the contingent nature of the fees payable.

27. Where not readily apparent, provide the board's analysis of each supporting factor and potential risk. For each item identified enhance the disclosure so that shareholders understand how consideration of the listed factors impacted the decision of Pulte's board to approve the merger and to recommend it to Pulte's shareholders for their approval. Conclusory disclosure such as the board considered the "significant potential cost synergies" is general and does not provide insight into the board's decision-making and the basis for its recommendation. In summarizing the board's analysis for each of these material factors, please disclose the risks and countervailing factors, strategic alternatives (and the reasons for rejecting them) and why the factors were viewed by the board as supporting its decision to enter into the merger agreement.

28. In the "Growth Through Expanded Geographic and Brand and Customer Segment Diversity" bullet point, please revise your disclosure to explain how, in addition to geographic diversity, each company complements and overlaps the other.

29. In the "Financial Considerations for Combined Company" bullet point, please describe in detail Pulte's analysis in arriving at a determination that even with the increased amount of debt that the combined company will be facing, the merger with Centex was still in the best interest of the shareholders. Please ensure that your discussion, among other things, addresses:
    o the size of the combined entity's debt;
    o all the risks set forth in "The combined company will have more indebtedness…" risk factor on page 17;
    o the tightening of the financial ratios under Pulte's current debt arrangement as also evidenced by the need to amend its unsecured revolving credit facility twice during 2008 to, among other things, reduce its borrowing capacity from $1.86 billion to $1.2 billion (further reduced to $1.0 billion based on your most recent quarterly report), and adjust the required tangible net worth minimum and maximum allowed debt-to-total capitalization, as well as maintain certain liquidity reserve account;
    o Centex's limited ability to refinance its maturing debt (see

> "Operational Risks" on page 11 of Centex's most recent annual report); and

- o Centex's lack of investment grade ratings, rendering it subject to a borrowing base limitation under its multi-bank credit facility.

Please ensure that your disclosure takes into account both companies' financial performance for the last two fiscal years and their ability as a combined company to meet the applicable financial covenants on a short-term and long-term basis.

30. Please identify the basis of the board's belief that an expected result of the merger is "the potential for an accelerated path to profitability and a stronger liquidity position relative to other participants in the homebuilding industry". We note a similar statement made by Mr. Eller in a communication filed with the Commission pursuant to Rule 425 on April 13, 2009 in which he stated that the anticipated result of the merger is "a stronger, more competitive organization unequaled among [its] peers".

Recommendation of the Centex Board of Directors and Its Reasons for the Merger, page 42

31. Please address the concerns in the immediately preceding section to the extent applicable. In particular, please explain:

- o From Centex board's point of view, what "the expected synergies" of the combined entity were (see bullet point three on page 42);
- o Why Pulte was "most likely to offer a transaction that would provide attractive value to Centex's stockholders"(see bullet point five on page 42); and
- o With respect to your disclosure in bullet point nine on page 43, whether Centex has received any verbal or written communications from customers or suppliers seeking to modify or terminate material agreements with Centex.

Opinion of Pulte's Financial Advisor, page 44

Selected Public Company Analysis, page 46

32. Please elaborate on the criteria used by Citi in selecting the companies used in this analysis. Address the size, geographical location and historical performance of the companies considered. Also, disclose whether any companies meeting Citi's criteria were excluded from the analysis and the reasons for doing so.

33. To help the average investor in understanding the implications of this financial analysis, please disclose the underlying data used by Citi in deriving the implied exchange ratio reference range. Investors may benefit from an enhanced discussion of the extent to which high, low, or median values were calculated and considered when determining the implied exchange ratio.

Selected Precedent Transactions Analysis, page 47

34. We note that the most recent transaction included in this analysis was completed in June of 2005. Please disclose the criteria used by Citi in selecting these transactions and to the extent that any transaction which originally met the criteria was later excluded, disclose the specific reasons for doing so.

Discounted Cash Flow Analysis, page 59

35. Please disclose here the projected cash flow data used in Citi's analysis and whether the underlying estimates were based on Pulte's strategic-case forecast or the liquidity-case forecast (we note your disclosure on page 95). Further, please disclose how Citi selected the terminal value multiples and how it determined the discounted rate of 10.6%-12%.

Contribution Analysis, page 48

36. Please disclose the underlying data on which Citi derived the selected exchange ratio reference range. Provide enhanced disclosure to address the scope of the range derived from Citi's analysis.

Pro Forma Financial Analysis, page 48

37. Please expand your disclosure by providing the basis upon which Citi determined that the merger could be "accretive" to Pulte's calendar years 2009-011 estimated EPS and book value per share, and Pulte's calendar years 2010-2011 estimated tangible book value per share.

Miscellaneous, page 48

38. Please disclose the compensation that the advisor received for services provided to the company during the past two years pursuant in accordance with Item 1015(b)(4) of Regulation M-A. If the information necessary to accurately quantify the compensation paid or to be paid to the advisor is not available, and it would require unreasonable effort to obtain, please revise

> your disclosures to provide a narrative description of the fees paid or to be paid and an explanation of the reasons why such additional information is unavailable. Please address this comment as it relates to Centex and its relationship with Goldman Sachs.

39. Please advise us regarding the financial advisor's obligation to update, revise or reaffirm its opinion.

Opinion of Centex's Financial Advisor, page 49

40. Since the merger consideration consists of an equity exchange ratio, average investors may have difficulty understanding Goldman's financial analyses, which are expressed in terms of price per share. To aid the average investor in understanding the summaries of the financial analyses, revise each of them to explain in concise and understandable language what the financial advisor did and how the analysis and conclusion are relevant to stockholders and, specifically, to the consideration that they are receiving in the merger. Describe why the particular analyses were used and why particular measures or methodologies were chosen for each analysis. In addition, please reduce the amount of financial jargon and avoid unnecessary financial terms that make the disclosure difficult to understand. Please incorporate these concepts into any revisions made to disclosure covering Citi's work for the Pulte board.

41. With respect to each type of analysis performed by Goldman Sachs, please provide specific disclosure of the methods Goldman Sachs used to arrive at the key figured utilized in each analysis. For example:
    o clarify how the advisor estimated the price book value ratios for years 2009 and 2010 (see page 51);
    o disclose the date when Centex common stock was $11.28 per share and why that particular timeframe was chosen by the advisor in its analysis at the top of page 52;
    o describe the methods by which Goldman Sachs arrived at the various ranges of implied values and of discount rates, particularly in the illustrative discounted cash flow analysis on page 52;
    o identify which version of the financial forecast the advisor used in his calculations of the illustrative per share value indications (page 52) and in his present value of future share price analysis (page 53); and
    o disclose the nature of the data obtained by "a leading homebuilder research firm" used in the advisor's contribution analysis.

42. Given Goldman Sachs' relationship with Centex prior to Goldman Sachs being engaged as Centex's financial advisor in connection with the merger (we note your disclosure in the fourth paragraph on page 54), please tell us with a view toward disclosure whether the opinion of Goldman Sachs was subject to review and approval by a special committee of the financial advisor.

Regulatory Approvals, page 54

43. Please update this information based on the status of your HSR filing.

Interests of Centex's Directors and Executive Officers in the Merger, page 59

44. Please quantify the benefits that the executive officers and directors will receive as a result of the transactions on an individual basis in tabular form. Disclose the exercise price for all executive officer and director options or units that will fully vest, as applicable. Consider listing individually the number of shares vested as a result of the change in control event, related to each executive officer or director affected, as appropriate.

Consulting Agreement Between Timothy R. Eller and Pulte, page 61

45. In the first paragraph please clarify whether in conjunction with his resignation from Centex, Mr. Eller will receive, among other things, all payments and benefits under CIC plus $293,000, all payable by Centex. If not, please explain how these payments relate to the ones disclosed by you at the top of page 61.

46. Please clarify whether Mr. Eller's bonus of $300,000 is a guaranteed bonus.

47. With respect to your disclosure at the top of page 61, please clarify your disclosure about Mr. Eller being entitled to "the consulting fees". Please explain whether he will receive a pro rated portion of the consulting fee depending on when his consultancy terminates during the two year consulting period.

The Merger Agreement, page 63

48. We note your inclusion of a disclaimer regarding the accuracy of, and investor use of, the information in the merger agreement, which has been filed as part of your registration statement. Please tell us how you determined that disclaimers such as this are consistent with your disclosure obligations or amend your disclosure as appropriate.

49. Please provide us supplementally with a list that briefly identifies and summarizes the contents of the Company Disclosure Schedule and of the Parent Disclosure Schedules, both schedules to the merger agreement. Please note that in accordance with Item 601(b)(2) of Regulation S-K, the merger agreement attached as Annex A to the proxy statement/prospectus and incorporated by reference therewith, must contain a list briefly identifying the contents of all omitted schedules, together with an agreement to furnish supplementally a copy of any omitted schedule to the Commission upon request. Please revise your disclosure accordingly.

Exchange of Centex Stock Certificates for Pulte Stock Certificates, page 64

50. Please briefly discuss what will happen to the Centex shareholders who do not possess a stock certificate or whose certificates have been lost.

Unaudited Pro Forma Condensed Combined Financial Statements, page 81

51. Please provide explanations for each reclassification adjustment on page 86.

52. We note your disclosure in footnote (c) on page 87 that the pro forma financial statements do not reflect potential differences in accounting policies between Pulte and Centex.
    o Please explain to us why you believe differences in accounting policies may exist that would materially impact the pro forma financial statements.
    o Please clarify the specific nature of the differences in accounting policies that you identified, and clarify how you intend to reconcile them upon completion of the merger.
    o Please tell us the impact of the known differences and explain to us why you have not adjusted the pro forma financial statements for these differences.
    o If it is reasonably possible that potential adjustments could have a material impact on the pro forma financial statements, please provide a sensitivity analysis to quantify their potential impact.

53. We note your disclosure in footnote (d) on page 88 related to the determination of the total purchase price. Please clarify how you determined the fair value of the stock options included in the purchase price and how you determined that no amounts will be required to be recorded as compensation expense. Refer to paragraph A106 of SFAS 141(R).

54. We note your disclosure in footnote (d) on page 89 related to the preliminary allocation of the purchase price. Please explain to us any additional procedures you are undertaking or expect to undertake to identify or fair value any additional assets and liabilities not yet reflected in the purchase price allocation.

55. We note your disclosure in footnote (d) on page 89 related to the fair value adjustment to house and land inventory.

    o Please provide us additional information related to the material assumptions underlying Centex's historical impairment analyses under SFAS 144 and the material assumptions underlying the fair value analyses under SFAS 141(R).

    o Please clarify the dollar value and components of Centex's inventory to which the fair value adjustment relates.

    o Please disclose the range of discount rates used in the discounted cash flow analyses and the weighted average discount rate.

    o If it is reasonably possible that potential adjustments could have a material impact on the pro forma financial statements, please provide a sensitivity analysis to quantify their potential impact.

56. We note your disclosure in footnote (d) on page 90 related to the fair value sensitivity analysis for the senior notes. Please revise your disclosures to clarify the potential impact of changes in the fair value of the senior notes on the pro forma financial statements.

57. Please revise footnote (d) to disclose how you calculated the adjustment to pro forma interest expense for the fair value adjustment of the senior notes and disclose their effective interest rate.

58. We note the disclosure on page 22 that the merger would result in an "ownership change" within the meaning of Section 382 of the Internal Revenue Code for Centex. Please tell us why you have not made an adjustment under footnote (h) for the Centex deferred tax assets that are not reserved in the current valuation allowance and why there are no adjustments to the pro forma income tax benefit.

59. Please tell us how you intend to present reportable segments for the combined entity subsequent to the merger based on the requirements of SFAS 131.

Financial Forecasts, page 95

Pulte Financial Forecast, page 95

60. Please explain how the strategic-case forecast and the liquidity-case forecast differ. Also clarify whether the Homebuilding Net Sales and EBIT numbers are presented on a stand-alone or combined basis.

61. Please disclose the material underlying assumptions that Pulte management made in arriving at these projected numbers.

Centex Financial Forecasts, page 96

62. Please clarify whether Homebuilding Revenues, Net Income (Loss), Total Assets and Total Liabilities represent Centex only numbers or projections on a combined basis. Further, please disclose the underlying material assumption the Centex management made, in particular with respect to the future housing industry conditions.

63. We note that in both scenarios, during years 2010, 2011, and 2012 the Net Income (loss) experiences a significant swing. Please explain the relevant factors having an effect on these projected numbers.

Adjustments, page 97

64. Please explain how Pulte and Centex adjusted each other's projections, with a focus toward enhancing the understanding of the material differences between Pulte's and Centex's management positions, as reflected by the disclosed projections. Please present the adjusted numbers in a tabular format.

Part II – Information Not Required in Prospectus

Undertakings, page II-2

65. Please provide the undertaking required by Item 512(a)(6) of Regulation S-K.

Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2008

Item 8. Financial Statements and Supplemental Data, page 42
Consolidated Statements of Operations, page 43

66. Please fully explain to us how and why you believe the format of your statement of operations complies with the requirements of Rule 5-03 of

Regulation S-X.

Note 1. Summary of Significant Accounting Policies, page 46
Restructuring, page 49

67. We note your discussion of the current and planned restructuring activities in your Form 10-K and S-4. Please revise future filings to provide all the disclosures required by paragraph 20 of SFAS 146, including the total expected costs to be incurred, a roll-forward of the restructuring liability balances, and the reportable segments impacted.

68. Please expand your discussion of restructuring activities in Management's Discussion and Analysis in future filings to disclose the specific steps management is taking under each restructuring initiative, the current status of progress, the estimated completion date, the projected future costs to complete, and the anticipated cost savings, including when those savings are expected to occur.

Allowance for warranties, page 54

69. In future filings, please provide a roll-forward of the warranty liability for each period you present a statement of operations.

Note 2. Inventory and Land held for sale, page 57

70. In future filings, please disclose the component of inventory for each segment either here or in note 3. Also, in future filings, please disclose and discuss if and when the projections in your impairment analyses assume improvements in market conditions.

Note 3. Segment Information, page 60

71. Please fully explain to us the facts and circumstances that resulted in you revising the reportable segments you present as part of your home building operations.

Note 7. Other Financing Arrangements, page 68

72. We note your disclosures related to liquidity reserve accounts at December 31, 2008. Please tell us how these amounts are reflected in your balance sheet and statements of cash flows and please explain to us the basis for this presentation.

Item 9A. Controls and Procedures, page 88

Internal Control Over Financial Reporting, page 88

73. We note the description of the internal control over financial reporting in the second sentence of the second paragraph. This description does not appear to comply with the definition of internal control over financial reporting set forth in Rule 13a-15(f) and 15(e)-15(f) under the Exchange Act. Please advise.

Exhibits, page 91

74. We note that you have not filed all of the schedules to the Third Amended and Restated Credit Agreement dated June 20, 2007 (Exhibit 10(g)). Please advise.

Definitive Proxy Statement on Schedule 14A Filed on April 7, 2009

2008 Executive Compensation, page 21
Executive Compensation Program Elements, page 23

Annual Incentive Compensation, page 24

75. If the compensation committee did not quantify Mr. Keane's individual performance goals and made a subjective determination about whether Mr. Keane achieved the performance goals, then please identify Mr. Keane's specific contributions and contextualize those achievements for purposes of demonstrating how they resulted in specific compensation decisions. Although quantitative targets for subjective or qualitative assessments may not be required, you should provide insight of how qualitative inputs are translated into objective pay determinations. See Item 402(b)(2)(vii) of Regulation S-K. Similar disclosure should be provided for each element of compensation that incorporates an individual performance component.

76. Please disclose by how much the corporate performance target was exceeded and how you determined the actual amount of the awards.

LTI Program, page 25

77. With respect to both the corporate award and the individual award for the 2008-2010 performance period, please disclose the actual level achievement and how you determined the actual award amount.

Equity Grants, page 28

78. We note minimal, if any, analysis as to how the ultimate level of equity awards was determined. For each named executive officer, provide substantive analysis and insight into why the compensation committee determined that the levels of equity compensation were appropriate in light of the factors considered in deriving those payouts.

Centex Corporation

Annual Report on Form 10-K for the Fiscal Year Ended March 31, 2009

Item 8. Financial Statements and Supplementary Data, page 60
Note (M) Business Segments, page 94

79. Please fully explain to us the facts and circumstances that resulted in you revising the reportable segments you present as part of your home building operations.

Definitive Proxy Statement on Schedule 14A Filed June 6, 2008

Executive Compensation, page 44

Compensation-Setting Decisions for Fiscal Year 2008, page 47

Market Comparison, page 48

80. It appears from your disclosure that the compensation committee reviews competitive data from two peer groups: the "homebuilding industry" and "non-homebuilding industry companies". While you have disclosed the component companies for the first peer group, it appears that you have not disclosed the component companies of the second peer group. In accordance with Item 402(b)(2)(xiv) of Regulation S-K, please identify the companies comprising the second peer group or tell us why disclosure is not required.

Corporate Key Financial Goals, page 48

81. We note that there is no particular weight given to the two elements of these key financial goals. Since the operating income target was not met for fiscal year 2008, it is not clear how the compensation committee determined the amount of the short-term incentive payout for each named executive officer other than the CEO. While we note that the corporate key financial goals for 2009 were changed, please provide us with an analysis of the compensation

committee's methodology in arriving at the actual award amounts by disclosing, among other things, how the compensation committee measured these performance goals against actual performance to determine the award amount.

Other Corporate Financial and Strategic Goals, page 49

82. You provide little discussion and analysis of the effect of individual performance on incentive compensation despite disclosure regarding each named executive officer's (other than CEO's) performance development plan. Please provide additional analysis of how individual performance, including quantitative and qualitative elements, contributed to actual compensation for the named executive officers. See Item 402(b)(2)(vii) of Regulation S-K.

CEO Compensation Page 52

83. Please provide additional analysis relating to how the compensation committee determined the $2 million value of the LTPU award made to the CEO. Similar disclosure should be provided for the long-term equity awards made to the other named executive officers. State the factors that were considered in deriving the awards reported on pages 53 and 55 and provide substantive analysis and insight into why the compensation committee determined that the target levels of compensation were appropriate in light of the factors considered. For example, disclose the actual level of target achievement (Relative EPS growth and Relative Return on Equity) and the correlation between results and the LTPUs awarded by the compensation committee in May 2007.

84. Please note that in accordance with Instruction 5 of Item 402(b) of Regulation S-K, your disclosure needs to identify how performance targets such as EPS and RRE were calculated from your audited financial statements. Please revise your disclosure accordingly.

*   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosure they have made.

Notwithstanding our comments, in the even the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Bret Johnson, Staff Accountant, at (202) 551-3753 or Anne McConnell, Senior Staff Accountant, at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Era Anagnosti, Staff Attorney, at (202) 551-3369 or the undersigned, at (202) 551-3397 with any other questions.

Sincerely,

Jay E. Ingram
Legal Branch Chief

cc: Thomas A. Cole
        Dennis V. Osimitz
        Robert L. Verigan
        Sidley Austin LLP
        One South Dearborn Street
        Chicago, IL 60603
        via facsimile at (312) 853-7036

        Daniel Neff
        Gregory E. Ostling
        Wachtell, Lipton, Rosen & Katz
        51 West 52nd Street
        New York, NY 10019
        via facsimile at (212) 403-2218